                                                                      EXHIBIT 12

                        THE OHIO BELL TELEPHONE COMPANY
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN MILLIONS)

                                                      1995     1994     1993     1992     1991
                                                     ------   ------   ------   ------   ------
1.  EARNINGS
    a)  Income before interest cost, income
        tax, extraordinary charge and
        cumulative effect of change in
        accounting principles.....................   $551.4   $274.1   $446.9   $432.0   $405.5

    b)  Portion of rental expense representative
        of the interest factor (1)................      4.5      1.7      2.2      2.6      4.0
                                                     ------   ------   ------   ------   ------
          Total 1(a) through 1(b).................   $555.9   $275.8   $449.1   $434.6   $409.5
                                                     ======   ======   ======   ======   ======

2.  FIXED CHARGES
    a)  Total interest cost including capital
        lease obligations.........................   $ 62.3   $ 63.6   $ 62.2   $ 66.1   $ 80.6

    b)  Portion of rental expense representative
        of the interest factor (1)................      4.5      1.7      2.2      2.6      4.0
                                                     ------   ------   ------   ------   ------
          Total 2(a) through 2(b).................   $ 66.8   $ 65.3   $ 64.4   $ 68.7   $ 84.6
                                                     ======   ======   ======   ======   ======

 RATIO OF EARNINGS TO FIXED CHARGES...............     8.32     4.22     6.97     6.33     4.84
                                                     ======   ======   ======   ======   ======

(1) One-third of rental expense is considered to be the amount representing return on capital.

(2) The results for 1995 reflect a $42.7 pretax credit primarily from settlement gains resulting from lump sum pension payments from the pension plan to former employees who left the business in the nonmanagement work force restructuring, partially offset by $7.2 associated with increased force costs related to the restructuring started in 1994, as well as a $1.0 charge recorded to write down certain data processing equipment to net realizable value. Results for 1994 reflect a $173.2 pretax charge associated with the nonmanagement work force restructuring. Costs of the work force restructuring program have largely been funded from the Ameritech Pension Plan.

(3)  Interest cost includes capitalized interest expense.

(4) Earnings have not been adjusted to reflect the timing of dividends received and equity in earnings of unconsolidated affiliates since the effect on an annual basis has been insignificant.